Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

“NATUZZI HARMONY RESIDENCES” UNVEILED IN DUBAI

DEVELOPED IN PARTHERSHIP WITH PEACE HOMES

Dubai, November 12, 2024 – Natuzzi S.p.A. (NYSE: NTZ) presented its first branded residential project, the Natuzzi Harmony Residences (the “Project” hereafter) with a ceremony at the “Coca-Cola Arena” attended by over 1000 selected guests.

Located on one of the Dubai Islands, a five-island archipelago off the city’s coast, the Natuzzi Harmony Residences is a 110,000-square-feet, 9-floor building with 50 apartments, fully conceptualized by Natuzzi's architects and designers.

Natuzzi has led the architectural and creative direction, shaping the exterior and interior design—including floor plans, apartment layouts, and all shared spaces such as swimming pool, a gym, children’s area, cinema room, and a wellness center. Every detail, from materials and finishes to lighting and fixed furnishings, reflects Natuzzi's organic, Mediterranean-inspired DNA. Furthermore, Natuzzi will provide complete furnishings for all the apartments.

The Project was developed in partnership with Peace Homes Development, a leading Dubai-based real estate Group committed to redefining the concept of luxury in Dubai by crafting homes that offer both aesthetic brilliance and a personal touch.

Owners of the “Natuzzi Harmony Residences” can select from a curated range of Natuzzi’s iconic living room, bedroom, and dining room sets.

This Project marks a significant milestone for our business across three key dimensions:

i)
Brand Testament: a landmark project involving the design of an entire residential building, which will be identified by the Natuzzi Italia brand.
ii)
Scope: Natuzzi provides full stylistic guidance, including architectural direction for the exterior and complete interior design.
iii)
Total Furnishing Solutions: we offer comprehensive furnishings, from apartment layouts and shared spaces to materials, finishes, lighting, and fixed elements.

Pasquale Natuzzi, Executive Chairman of the Natuzzi Group, stated: “Natuzzi, in its 65 years of history, has been able to constantly evolve. Today, we are a lifestyle brand, recognized and appreciated worldwide. The Natuzzi Harmony Residences project marks a significant step in this evolutionary journey, as it offers the opportunity to experience the uniqueness of Natuzzi Harmony, which, for the first time, permeates every internal and external space of this incredible residential project.”

Antonio Achille, CEO of the Group, commented: “As anticipated in our last press release, we are accelerating growth in the Trade & Contract business. To drive this forward, we have established a dedicated business unit, which will strategically leverage Natuzzi’s assets and expertise while focusing on specific targets for growth and profitability.

I am particularly excited by the early successes achieved by the leadership of this new business unit. Alongside our Natuzzi Harmony Residences, we have recently secured two additional major projects—one in the Middle East and one in Central America—both currently under confidentiality agreements."

Pasquale Junior Natuzzi, Chief Trade & Contract Officer, said: “The Natuzzi contract division was created with a clear vision: to make Natuzzi the first design brand in the world to fully conceive a residential project that could embody the essence of the Natuzzi Italia lifestyle. Today, we celebrate this extraordinary achievement accomplished through meticulous and dedicated work that has allowed us to push beyond all imagination and create something unique. Dubai will have a new landmark where the splendid Arab culture merges with the Mediterranean one.”

____________________________________________________________________________________

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of June 30, 2024, Natuzzi distributes its collections worldwide through a global retail network of 681 monobrand stores and approximately 600 wholesale points of sale, including shop-in-shop galleries. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	NOVEMBER 13, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

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